Exhibit 99.1

Theratechnologies Reports on its Annual Meeting of Shareholders

MONTREAL, May 29, 2025 (GLOBE NEWSWIRE) – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, reported the voting results from its annual meeting of shareholders held today in a virtual-only setting.

Shareholders proceeded to elect the below candidates to the Company’s Board of Directors for a one-year term, appointed KPMG LLP as the Company’s auditors for the current fiscal year and approved the adoption of an omnibus long-term incentive plan for the benefits of the directors, executive officers and employees of the Company and those of its subsidiaries.

All candidates proposed for the position of director were elected in the following proportion:

	FOR	% FOR	ABSTENTION	% ABSTENTION
Joseph Arena	20,473,944	84.03%	3,890,222	15.97%
Frank Holler	19,089,786	78.35%	5,274,380	21.65%
Paul Lévesque	19,027,772	78.10%	5,336,394	21.90%
Andrew Molson	19,066,145	78.25%	5,298,021	21.75%
Dawn Svoronos	18,998,230	77.98%	5,365,936	22.02%
Elina Tea	19,163,502	78.65%	5,200,664	21.35%
Dale Weil	19,005,768	78.01%	5,358,398	21.99%
Jordan Zwick	19,618,725	80.52%	4,745,441	19.48%

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X (formerly Twitter).

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

514-336-7800